EXHIBIT 99.1

Evaxion expands AI-Immunology™ platform with automated vaccine design module

  New platform module automates previous manual vaccine design processes, improving quality and dramatically reducing time and resource requirements
  AI-Immunology™, already superior in vaccine target discovery, now also enables enhanced design applicable for both new vaccines and optimization of approved ones
  Evaxion will present detailed validation data on these improvements at the World Vaccine Congress Europe in Amsterdam on October 15, 2025

COPENHAGEN, Denmark, October 8, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, is launching a significant improvement of its already leading AI-platform, AI-Immunology™, with a new automated vaccine design module.

Uniquely, the new module automatically provides vaccine designs for maximum protective immune responses by ensuring optional sequence and conformation of the vaccine targets. These targets – or antigens - can already be identified by AI-Immunology™ meaning the platform can now automatically perform the complete process of target discovery and vaccine design.

Automated design can both improve the quality of the vaccines and shorten the design time compared to manual methods from months to days, also carrying significant cost savings.
The new module offers solutions for common problems encountered with traditional manual design methods, namely ensuring that vaccine targets can be properly expressed and obtained in the correct conformations.

“We are very excited to launch this latest improvement of AI-Immunology™, achieving yet another of our milestones for 2025. The new modules significantly enhance our value proposition towards potential partners and increase our in-house capabilities. The continued development, expansion and refinement of the platform remains a cornerstone of our strategy as a leader in AI-based vaccine discovery and design,” says Birgitte Rønø, CSO and interim CEO of Evaxion.

The new design module can be applied to new as well as existing vaccines thereby potentially enabling the development of new and improved generations of vaccines already in use.

Evaxion will present numerous test results confirming the improvement of AI-Immunology™ at the World Vaccine Congress Europe in Amsterdam on October 15, 2025. See presentation details below.

Presentation details
Title: Antigen optimization for infectious disease vaccines using AI‑Immunology™
Track: 1, Emerging & Infectious Diseases
Date/Time: October 15 at 12.30 CEST
Presenter: Thomas Trolle, PhD, Director, Bioinformatics & AI/ML at Evaxion

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.